                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                         SHOREWOOD PACKAGING CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                          (Including Associated Rights)
                         (Title of Class of Securities)

                                    825229107
                                 (CUSIP Number)

                              James W. Guedry, Esq.
                          Vice President and Secretary
                           International Paper Company
                             Two Manhattanville Road
                            Purchase, New York 10577
                                 (914) 397-1500

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                             Jeffrey J. Rosen, Esq.
                              O'Melveny & Myers LLP
                              153 East 53rd Street
                          New York, New York 10022-4611
                                 (212) 326-2000

                                February 16, 2000
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              (Page 1 of 14 pages)

--------------------------------------------------------------------------------
CUSIP NO. 825229107                    13D                    PAGE 2 OF 14 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Paper-37, Inc.; 58-2489737
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (SEE INSTRUCTIONS)                                   (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                            |_|
         IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                                  0
       NUMBER OF         -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY                 4,652,145 *
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING                  0
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,652,145 *
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       |_|
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.0%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

* Represents 4,652,145 shares of common stock, $.01 par value per share, of Shorewood Packaging Corporation, that are subject to a Stockholders Agreement attached hereto as Exhibit A. The reporting person may be deemed to beneficially own such shares pursuant to the Stockholders Agreement which provides, among other things, that the holders of such shares (i) will tender the shares pursuant to the tender offer by International Paper-37, Inc. to purchase all the outstanding shares of common stock and associated rights of Shorewood Packaging Corporation and (ii) grant to International Paper Company an irrevocable proxy to vote such shares under certain circumstances. The filing of this Statement on
Schedule 13D shall not be construed as an admission that International Paper-37, Inc. is the beneficial owner of such shares.

** Based upon 27,375,771 shares outstanding at February 15, 2000, as represented by Shorewood Packaging Corporation in the Merger Agreement attached hereto as Exhibit B.


                              (Page 2 of 14 pages)

--------------------------------------------------------------------------------
CUSIP NO. 825229107                    13D                    PAGE 3 OF 14 PAGES
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Paper Company; 13-0872805
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP (SEE INSTRUCTIONS)                                   (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                            |_|
         IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
                         7   SOLE VOTING POWER
                                  0
       NUMBER OF         -------------------------------------------------------
        SHARES           8   SHARED VOTING POWER
     BENEFICIALLY                 4,652,145 *
       OWNED BY          -------------------------------------------------------
         EACH            9   SOLE DISPOSITIVE POWER
       REPORTING                  0
        PERSON
         WITH            -------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         4,652,145 *
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       |_|
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.0%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         CO
--------------------------------------------------------------------------------

* Represents 4,652,145 shares of common stock, $.01 par value per share, of Shorewood Packaging Corporation, that are subject to a Stockholders Agreement attached hereto as Exhibit A. The reporting person may be deemed to beneficially own such shares pursuant to the Stockholders Agreement which provides, among other things, that the holders of such shares (i) will tender the shares pursuant to the tender offer by International Paper-37, Inc. to purchase all the outstanding shares of common stock and associated rights of Shorewood Packaging Corporation and (ii) grant to International Paper Company an irrevocable proxy to vote such shares under certain circumstances. The filing of this Statement on
Schedule 13D shall not be construed as an admission that International Paper Company is the beneficial owner of such shares.

** Based upon 27,375,771 shares outstanding at February 15, 2000, as represented by Shorewood Packaging Corporation in the Merger Agreement attached hereto as Exhibit B.


                              (Page 3 of 14 pages)

ITEM 1.  SECURITY AND ISSUER.

                  This Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.01 per share (the "Common Stock"), together with the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of June 12, 1995 (the "Rights Agreement"), between Shorewood Packaging Corporation, a Delaware corporation (the "Company") and The Bank of New York, as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"). The Company's executive offices are located at 277 Park Avenue, New York, New York 10172, telephone, (212) 371-1500.


ITEM 2.  IDENTITY AND BACKGROUND.

                  This Schedule 13D is filed by International Paper Company, a New York corporation ("Parent"), and International Paper-37, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser").

                  Parent is a New York corporation incorporated in 1941 as the successor to the New York corporation of the same name organized in 1898 with its principal offices located at Two Manhattanville Road, Purchase, New York 10577. The telephone number of Parent is (914) 397-1500. Parent is a global paper and forest products company that produces printing and writing papers, pulp, tissue, paperboard and packaging and wood products. It also manufactures specialty chemicals and specialty panels and laminated products. Parent's primary markets and manufacturing and distribution operations are in the United States, Europe and the Pacific Rim.

                  Parent distributes printing, packaging, graphic arts and industrial supply products, primarily manufactured by other companies, through over 250 distribution branches located primarily in the United States, and also engages in oil and gas and real estate activities in the United States. Parent has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.

                  Purchaser is a Delaware corporation with its principal offices located at Two Manhattanville Road, Purchase, New York 10577. The telephone number of Purchaser is (914)


                              (Page 4 of 14 pages)

397-1500. Purchaser is a wholly owned subsidiary of Parent. Purchaser has not carried on any activities other than in connection with the Merger Agreement.

                  The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of Parent and Purchaser is set forth in Schedule I hereto.

                  During the last five years, none of Purchaser or Parent or, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to this Schedule 13D (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the persons listed on Schedule I to this
Schedule 13D are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Parent, Purchaser and the Company have entered into an Agreement and Plan of Merger dated as of February 16, 2000 (the "Merger Agreement"), pursuant to which, subject to the terms and conditions therein, Purchaser has agreed to (i) commence an offer (the "Offer") to purchase any and all of the outstanding Shares of the Company at a price of $21.00 per Share and
(ii) as soon as practical after consummation of the Offer, consummate the Merger (as defined below).

         As an inducement to Parent to enter into the Merger Agreement with the Company, Shore Family Partnership, L.P., Marc P. Shore, Paul Shore Estate Marital Trust, Andrew N. Shore, Paul Shore Marital Trust, and Howard M. Liebman (collectively, the "Stockholders") entered into the Stockholders Agreement with Parent and Purchaser.

         No Shares were purchased by Parent or Purchaser pursuant to the Stockholders Agreement and thus no funds were used for such purpose.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Stockholders entered into the Stockholders Agreement in order to induce Parent to enter into the Merger Agreement. Pursuant to the Stockholders Agreement, the Stockholders (i) have agreed to tender their Shares pursuant to the Offer and (ii) have granted to Parent an irrevocable proxy to vote such Shares under certain circumstances.

                  (a)-(c), (j) The Offer will be made pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions therein, as soon as practicable after the consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"), with the Company being the corporation surviving the Merger (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each outstanding Share (other than Shares held in the Company's treasury immediately before the Effective Time, and each Share held by Parent, Purchaser, any other subsidiary of Parent or any subsidiary of the Company immediately before the Effective Time, all of which will be cancelled, and other than Shares with respect to which appraisal rights are properly exercised under the Delaware General Corporation Law) will be converted into and represent the right to receive $21.00 in cash, subject to any applicable withholding taxes, without interest.

                  (d) The Merger Agreement provides that promptly following the purchase of and payment for a number of Shares which represents not less than fifty-one percent of the total issued and outstanding Shares on a fully-diluted basis (excluding any shares held by the Company or any of its subsidiaries) (the "Minimum Condition"), and from time to time thereafter, Purchaser shall be entitled to designate the number of directors, rounded up to the


                              (Page 5 of 14 pages)
next whole number, on the Board of Directors of the Company (the "Board") that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors by Purchaser) and (ii) the percentage that the number of Shares beneficially owned by Parent and Purchaser (including Shares paid for pursuant to the Offer), upon such acceptance for payment, bears to the total number of Shares outstanding, and the Company shall take all action within its power to cause Purchaser's designees to be elected or appointed to the Board, including, without limitation, increasing the number of directors, and seeking and accepting resignations of incumbent directors. At such time, the Company will also use its best efforts to cause individual directors designated by Purchaser to constitute the number of members, rounded up to the next whole number, on (i) each committee of the Board other than any committee established to take action under the Merger Agreement and (ii) each board of directors of each subsidiary of the Company, and each committee thereof, that represents the same percentage as such individuals represent on the Board. Notwithstanding the foregoing, until the Effective Time the Board must have at least two directors who are directors on the date of the Merger Agreement and who are not officers of the Company. The Company's obligations to appoint Purchaser's designees to the Board is subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder.

                  After the Effective Time, the directors of Purchaser will be the initial directors of the Surviving Corporation, and the officers of the Company will be the initial officers of the Surviving Corporation.

                  (e) In the Merger Agreement, the Company has agreed to certain limitations on its ability to declare, set aside, make or pay any dividends or other distributions in respect of any of its capital stock during the period between execution of the Merger Agreement and the Effective Time.

                  (f) Upon completion of the Offer and the Merger, Parent intends to conduct a detailed review of the Company and its assets, corporate structure, capitalization, operations, policies, management and personnel. After such review, Parent will determine what actions or changes, if any, would be desirable in light of the circumstances which then exist.

                  (g) In connection with the Offer and the Merger, the Board has approved an amendment to the Rights Agreement to assure that the Rights are not exercisable as a result of the Offer or the Merger.

                  (h)-(i) The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly. The Shares are currently listed and traded on the New York Stock Exchange (the "NYSE"), which constitutes the principal trading market for the Shares. Depending upon the aggregate market value and the number of Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing on the NYSE.

                  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the Securities and Exchange Commission ("SEC") if such Shares are not listed on a national securities exchange and there are fewer than 300 holders of record of the Shares. If the Shares were no longer registered under the Exchange


                              (Page 6 of 14 pages)

Act, the Shares would no longer be eligible for NYSE reporting. Parent and Purchaser intend to cause the Company to make an application for termination of registration of the Shares as soon as possible after consummation of the Offer if the Shares are then eligible for such termination.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Stockholders Agreement, the Stockholders of the Company who own an aggregate of 4,652,145 Shares (which represents 17.0% of the issued and outstanding Shares as of February 15, 2000 based upon 27,375,771 Shares outstanding at February 15, 2000, as represented by the Company in the Merger Agreement) (i) have agreed to tender their Shares pursuant to the Offer and (ii) have granted to Parent an irrevocable proxy to vote such Shares under certain circumstances. The filing of this Schedule 13D shall not be construed as an admission that Parent or Purchaser is the beneficial owner of such Shares. Other than as provided in the first sentence of this paragraph (a), none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the persons listed in Schedule I to this Schedule 13D owns or has any right to acquire, directly or indirectly, any Shares.

         (b) Parent and Purchaser may be deemed to share voting power of the 4,652,145 Shares subject to the Stockholders Agreement with the Stockholders, although the filing of this Schedule 13D shall not be construed as an admission that Parent or Purchaser is the beneficial owner of such Shares.

         (c) Except pursuant to the Stockholders Agreement, none of Parent, Purchaser nor, to the best knowledge of Parent and Purchaser, any of the any of the persons listed in Schedule I to this Schedule 13D has effected any transaction in the Shares during the past 60 days.

         (d)-(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The following summary of certain provisions of the Stockholders Agreement, a copy of which is filed as Exhibit A to this Schedule 13D, is qualified in its entirety by reference to the text of the Stockholders Agreement.

         Pursuant to the Stockholders Agreement each Stockholder has agreed to tender all of his Shares into the Offer and that he will not withdraw any Shares so tendered.

         In addition, except as set forth in the Stockholders Agreement, each Stockholder has agreed not to transfer any or all of such Stockholder's Shares or any interest therein (except as contemplated by the Stockholders Agreement), enter into any contract, option or other agreement


                              (Page 7 of 14 pages)
or understanding with respect to any transfer of any or all of his Shares or any interest therein, grant any proxy, power-of-attorney or other authorization or consent in or with respect to his Shares, deposit his Shares into a voting trust or enter into a voting arrangement or agreement with respect to his Shares or take any other action that would in any way restrict, limit or interfere with his obligations under the Stockholders Agreement.

         Each Stockholder has also agreed to vote (or cause to be voted) his Shares in favor of the Merger, the Merger Agreement and each of the other transactions contemplated by the Merger Agreement at any meeting of stockholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger and the Merger Agreement is sought, or initiate a written consent solicitation if requested by Parent. Each Stockholder has also agreed to vote against or refrain from giving any consent in favor of, and not to tender his Shares into any offer relating to, (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, joint venture, recapitalization, dissolution, liquidation or winding up of or by the Company and (ii) any amendment of the Company's certificate of incorporation or by-laws or other proposal or transaction including any consent solicitation to remove or elect any directors of the Company) involving the Company or any of its subsidiaries which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under or with respect to, the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement. Each Stockholder has granted to Parent an irrevocable proxy with full power of substitution and resubstitution which shall be deemed coupled with an interest to vote such Stockholder's Shares as contemplated by this paragraph.

         The Stockholders Agreement, and all rights and obligations thereunder, shall terminate upon the earlier of (a) the date upon which the Merger Agreement is terminated in accordance with its terms or (b) the date that Parent or Purchaser shall have purchased and paid for the Shares of such Stockholder pursuant to the terms of the Stockholders Agreement; PROVIDED, HOWEVER, that the termination of the Stockholders Agreement shall not relieve any party of liability for breach of such agreement prior to its termination.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit A      Stockholders Agreement dated as of
                                 February 16, 2000 by and among International
                                 Paper Company, International Paper-37, Inc.
                                 and the individuals and other parties listed on SCHEDULE A attached thereto.

                  Exhibit B      Agreement and Plan of Merger dated as of
                                 February 16, 2000, by and among
                                 International Paper Company, International
                                 Paper-37, Inc. and Shorewood Packaging
                                 Corporation.

                  Exhibit C      Joint Filing Agreement


                              (Page 8 of 14 pages)

                                   SCHEDULE I

         INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                              PARENT AND PURCHASER

    1. DIRECTORS AND EXECUTIVE OFFICERS OF PARENT. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Parent. Each person identified below is a United States citizen. The principal business address of Parent and, unless otherwise indicated, the business address of each person identified below is Two Manhattanville Road, Purchase, New York 10577.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                          ------------------------------------------------------------
Samir G. Gibara               Director since March 9, 1999. Chairman of the board, chief
The Goodyear Tire & Rubber    executive officer and president of The Goodyear Tire &
Company                       Rubber Company since 1996. Prior to that time he served in
1144 East Market Street       various managerial posts and became vice president of
Akron, OH 44316-0001          finance and chief financial officer in 1992. He was elected president and chief operating officer in 1995. He is a
                              member of The Business Roundtable.

James A. Henderson            Director since February 1, 1999. Chairman and chief
301 Washington Avenue         executive officer of Cummins Engine Company, Inc. until
P.O. Box 808                  December 1999. He had been in that position since 1995. He
Columbus, IN 47202            is a director of SBC Communications Inc., Rohm and Haas
                              Company, Ryerson Tull, Inc. and Landmark Communications,
                              Inc. He is also a member of The Business Roundtable and The
                              Business Council.

Jane C. Pfeiffer              Director since June 14, 1977. Management consultant. She is
1050 Beach Road               a director of Ashland, Inc., J.C. Penney Company, Inc., and
Johns Island                  The MONY Group. She is a trustee of The Conference Board,
Vero Beach, FL 32963          the University of Notre Dame and the Overseas Development
                              Council and a member of The Council on Foreign Relations.

Jeremiah J. Sheehan           Director since May 4, 1999. Chairman of the board and chief
Reynolds Metals Company       executive officer of Reynolds Metals Company since 1996.
6601 West Broad Street        Prior to that he was president and chief operating officer
Richmond, VA 23230            from 1994 until 1996. He is a director of Reynolds Metals
                              Company, Federal Reserve Bank of Richmond and Universal
                              Corporation.

C. Wesley Smith               Director since December 12, 1995. Executive vice
International Paper           president--operating group of International Paper since
6400 Poplar Avenue            1998. Prior thereto, he was executive vice president
Memphis, TN 38197             printing papers from 1992.

W. Craig McClelland           Director since May 4, 1999. Former chairman of the board and
50 Tice Boulevard             chief executive officer of Union Camp Corporation until
Woodcliff Lake, NJ 07675      April 1999. Previously he served as president and chief
                              operating officer from 1989 to 1994. He is a director of
                              Allegheny Teledyne, Inc., WaterPik Technologies, Inc. and
                              PNC Financial Corporation and serves as co-chairman of the
                              Global Advisory Council an affiliate of The Conference
                              Board.

Robert D. Kennedy             Director since May 4, 1999. Former chairman of the board and
UCAR International Inc.       chief executive officer of Union Carbide Corporation from
39 Old Ridgebury Road         1986 to 1995. He was retired from 1995 until March 1998.
Section J-4                   From March 1998 until September 1999, he was chairman of
Danbury, CT 06817-0001        UCAR International Inc. He is on the board of Union Carbide
                              Corporation, Kmart Corporation, LionOre Mining International
                              Ltd., Sunoco Inc., UCAR International Inc. and Chase
                              Industries. He is also on the Advisory Board of The
                              Blackstone Group and RFE Investment Partners.

                              (Page 9 of 14 pages)

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                          ------------------------------------------------------------
Peter I. Bijur                Director since July 8, 1997. Chairman and chief executive
Texaco Inc.                   officer of Texaco Inc. He joined Texaco in 1966 and was
2000 Westchester Avenue       elected senior vice president in May of 1992. He became vice
White Plains, NY 10650        chairman of the board in January 1996, and was elected to
                              his current position in July 1996. He is also chairman of
                              the American Petroleum Institute and a member of The
                              Business Council, the Business Council of New York State,
                              Inc. The Business Roundtable, The Conference Board, the
                              National Petroleum Council, and the Council on Foreign
                              Relations.

John T. Dillon                Director since March 1, 1991. Chairman of the board and
                              chief executive officer of International Paper since 1996.
                              Prior thereto he was executive vice president-packaging
                              from 1987 to 1995 when he became president and chief
                              operating officer. He is also a director of Caterpillar Inc.
                              He is chairman of the board of The National Council on
                              Economic Education and a member of The Business Roundtable.

John R. Kennedy               Director since March 12, 1996. Retired president and chief
JRK Financial Corporation     executive officer of Federal Paper Board Company, Inc. from
125 Elm Street                1975 to 1996. He is a director of DeVlieg Bullard, Inc.,
New Canaan, CT 06840          Chase Brass Industries, Inc., Holnam, Inc., Pioneer
                              Companies, Inc., Spartech Corporation and Modig Professional
                              Services. He is director and chairman of the board of
                              Georgetown University, on the board of governors of the
                              United Nations Association of the United States of America,
                              and one of the directors for the Foreign Policy Association.

Robert J. Eaton               Director since January 10, 1995. Chairman of the board of
DaimlerChrysler AG            management of DaimlerChrysler AG from 1999 through present,
1000 Chrysler Drive           and chairman of Chrysler from 1993 to 1998. He is a fellow
Auburn Hills, MI 48326-2766   of both the Society of Automotive Engineers and the
                              Engineering Society of Detroit and chairman of the National
                              Academy of Engineering. He is a member of The Business
                              Roundtable and the Business Council.

Donald F. McHenry             Director since April 14, 1981. Distinguished Professor of
The IRC Group LLC             Diplomacy at Georgetown University since 1981. He is
1320 19th Street, N.W.        president of the IRC Group LLC and a director of AT&T, The
Suite 410                     Coca-Cola Company, Fleet Boston Financial, the First
Washington, DC 20016          National Bank of Boston, SmithKline Beecham plc, and the
                              Institute for International Economics. He is a trustee of
                              Columbia University and chairman of the board of Africare.

Patrick F. Noonan             Director since December 14, 1993. Chairman of the board of
The Conservation Fund         The Conservation Fund (a nonprofit organization dedicated to
Suite 1120                    conserving America's land and water resources) and
1800 North Kent Street        previously, also its chief executive officer since 1985.
Arlington, VA 22209           Prior thereto he was president of The Nature Conservancy. He is a trustee of The National Geographic Society. He is also a director of Ashland, Inc., the Fund for Government
                              Investors, Saul Centers REIT, and the American Gas
                              Association Index Fund. He is a member of the Board of
                              Visitors of Duke University School of the Environment.

                             (Page 10 of 14 pages)

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                          ------------------------------------------------------------
Charles R. Shoemate           Director since November 1, 1994. Chairman, president and
Bestfoods                     chief executive officer of Bestfoods. He was elected
International Plaza           president and a member of its board of directors in 1988,
700 Sylvan Avenue             chief executive officer in August 1990 and chairman in
P.O. Box 8000                 September 1990. He is a director of CIGNA Corporation,
Englewood Cliffs, NJ 07632    Texaco, Inc., and the Grocery Manufacturers of America, Inc.
                              He is a member of the Business Roundtable and chairman of
                              The Conference Board.

James P. Melican              Executive vice president-legal and external affairs. He
                              assumed his current position in 1991.

David W. Oskin                Executive vice president-consumer packaging since 1995, and was CEO and managing director of Carter Holt Harvey Limited of New Zealand from 1992 to 1995.

Marianne M. Parrs             Executive vice president-administration since March 9, 1999.
                              Prior thereto she was executive vice president and chief
                              financial officer from 1995 to 1999. She was staff vice
                              president--tax from 1993 to 1995.

Andrew R. Lessin              Vice president and controller since 1995. Prior thereto he was the controller from 1990.

William B. Lytton             Senior vice president and general counsel since January
                              1999. Prior thereto he was vice president and general
                              counsel since 1996. He was vice president and associate
                              general counsel for Martin Marietta from 1993 to 1995, and vice president and general counsel for Lockheed Martin
                              Electronics from 1995 to 1996.

John V. Faraci                Chief financial officer since 1999. Prior thereto he was
                              chief executive officer and managing director of Carter Holt
                              Harvey since 1995.

    2. DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER. Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Purchaser. Each person identified below is a United States citizen. The principal business address of Purchaser and, unless otherwise indicated, the business address of each person identified below is Two Manhattanville Road, Purchase, New York 10577.

                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                               MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                          ------------------------------------------------------------
James W. Guedry               Director and President of International Paper-37, Inc.
                              since August 3, 1999. He is Vice President, Secretary and
                              Associate General Counsel of International Paper since 1993.

Barbara T. Batten             Director of International Paper-37, Inc. since August 3,
                              1999, Assistant Secretary of International Paper Company
                              since June 8, 1999. Prior to that she was a Legal Assistant and Paralegal with Union Camp Corporation.

Julius A. Weiss               Treasurer of International Paper-37, Inc. since August 3,
                              1999. Assistant Treasurer of International Paper Company
                              from January 1998 to the present. Previously at
                              International Paper Company he served as Senior Controller -
                              Forest Products and Industrial Packaging from January 1996 through August 1998, and Sector Controller of Specialty,
                              Imaging and Distribution from October 1993 through
                              December 1995.

                             (Page 11 of 14 pages)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 25, 2000


                                                   INTERNATIONAL PAPER-37, INC.


                                                   By: /s/ JAMES W. GUEDRY
                                                       -------------------------
                                                   Name:  James W. Guedry
                                                   Title: President


                              (Page 12 of 14 pages)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 25, 2000


                                                   INTERNATIONAL PAPER COMPANY


                                                   By: /s/ JAMES W. GUEDRY
                                                       -------------------------
                                                   Name:  James W. Guedry
                                                   Title: Vice President and
                                                          Secretary


                              (Page 13 of 14 pages)

                                  EXHIBIT INDEX

EXHIBIT.                   DESCRIPTION
--------                   -----------


Exhibit A      Stockholders Agreement dated as of February 16, 2000 by and among International Paper Company, International Paper-37,
               Inc. and the individuals and other parties listed on SCHEDULE
               A attached thereto.

Exhibit B      Agreement and Plan of Merger dated as of February 16, 2000, by and among International Paper Company, International Paper-37,
               Inc. and Shorewood Packaging Corporation.

Exhibit C      Joint Filing Agreement


                              (Page 14 of 14 pages)